NO ACT

P.E.
12/24/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005340

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Trevor S. Norwitz
Wachtell, Lipton, Rosen & Katz
tsnorwitz@wlrk.com

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-3-15

Re: eBay Inc.
Incoming letter dated December 24, 2014

Dear Mr. Norwitz:

This is in response to your letter dated December 24, 2014 concerning the shareholder proposals submitted to eBay by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System and by James McRitchie and Myra K. Young. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated eBay's intention to exclude the proposals from eBay's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether eBay may exclude the proposals under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

John Chevedden
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
eBay Inc. (EBAY)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 24, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because the company does not even advise when the Board of Directors will authorize the action contemplated.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young
Michael Garland

Michael R. Jacobson <michaelrjacobson@ebay.com>
Brian Yamasaki <byamasaki@ebay.com>

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

December 24, 2014

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: eBay Inc.
Shareholder Proposals Submitted by the Office of the Comptroller, City of New York and by James McRitchie & Myra K. Young for Inclusion in the eBay Inc. 2015 Proxy Statement

Ladies and Gentlemen:

eBay Inc. (the "Company") intends to provide shareholders at its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") with the opportunity to vote on a Company-sponsored (and Board-recommended) "proxy access" proposal that would grant substantial, long-term shareholders with access rights to the Company's proxy statement and proxy card for eligible shareholder director nominations. Accordingly, in order to avoid presenting shareholders with alternative and conflicting frameworks that could confuse shareholders and create inconsistent and ambiguous results, the Company intends to omit from its proxy statement and proxy card to be filed and distributed in connection with its 2015 Annual Meeting (the "Proxy Materials") both (i) a "proxy access"-related shareholder proposal (and statement in support thereof) (collectively, the "Comptroller

Proposal") submitted by the Office of the Comptroller, City of New York (the "Comptroller") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System and (ii) a virtually identical "proxy access"-related shareholder proposal (and statement in support thereof) (collectively, the "McRitchie-Young Proposal") submitted by James McRitchie and Myra K. Young ("McRitchie" and "Young," respectively) (collectively, the "Shareholder Proposals").

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that both of the Shareholder Proposals may properly be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that each Shareholder Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, and Staff Legal Bulletin No. 14D, the Company is electronically submitting to the Commission this letter, a copy of the Comptroller Proposal (as Exhibit A) and the McRitchie-Young Proposal (as Exhibit B), and related correspondence. We are concurrently forwarding this letter to the Comptroller and to McRitchie and Young as notice of the Company's intent to omit the Shareholder Proposals from the Proxy Materials.

The Comptroller Proposal

On October 20, 2014, the Company received the Comptroller Proposal, which would seek a proxy access bylaw for shareholder director nominations as follows:

> Resolved
>
> Shareholders of the "Company" ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the [B]oard by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c [sic]) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The Comptroller has sent this same proposal to at least 75 publicly traded companies. As the text above indicates, the Comptroller Proposal is precatory in nature, and asks that, if the Comptroller Proposal was approved by shareholders, the Board would later submit for shareholder approval a binding proxy access bylaw that would enable any shareholder or group of shareholders that has held at least 3% of the Company's outstanding common stock for a minimum continuous holding period of three years to nominate candidates for election to up to 25% of the Board. Under the Comptroller Proposal, the Company would be required to list the eligible shareholder-nominated nominees with the Board's own nominees in its proxy materials.

The McRitchie-Young Proposal

After receiving the Comptroller Proposal, on November 14, 2014, the Company received a similar proposal from McRitchie and Young, which also requested the Board to implement bylaws enabling proxy access for shareholder director nominations. On November 20, 2014, McRitchie and Young withdrew the original proposal and submitted a revised proposal, the McRitchie-Young Proposal which we consider in this letter.[1] The text of the revised McRitchie-Young Pro-

[1] McRitchie-Young's initial proposal is substantively similar to their revised proposal. Both proposals request the Board to submit to a shareholder vote a proxy access bylaw that would enable shareholders that have continuously held (either individually or collectively) 3% of the Company's outstanding common stock for at least three years to nominate candidates for up to 25% of the Board. The initial proposal differed from the revised proposal in three respects: first, it called for all director nominees to be listed alphabetically in the Company's proxy materials; sec-

posal is identical to that of the Comptroller Proposal (other than with respect to the statement of support).[2] Like the Comptroller Proposal, the proxy access framework contemplated by the McRitchie-Young Proposal provides that any shareholder (or group of shareholders) that has continuously owned at least 3% of the Company's outstanding common stock for at least three years would be entitled to nominate candidates for up to 25% of the Board, and have them included in the Company's proxy materials and on its proxy card.

The Company Proposal

The Company's Board plans to submit a Company-sponsored proposal at the 2015 Annual Meeting (the "Company Proposal") seeking shareholder approval of a proxy access framework that includes the following core parameters, several of which directly conflict with both the Comptroller Proposal and the McRitchie-Young Proposal: A shareholder who has continuously held at least 5% of the Company's outstanding common stock (in "net long" position) for at least four years would be entitled to nominate candidates for election to the Board in the Company's proxy materials, with the number of such permitted "proxy access" candidates not to exceed the greater of (a) one director and (b) 15% of the Board, rounded down to the nearest whole number. The Company Proposal would also propose a framework in which shareholders (up to a specified number) could form a group and aggregate shares to meet the 5% ownership threshold. Use of this proxy access mechanism would also be subject to certain safeguards and procedures to minimize the potential of abuse. If shareholders approve the Company Proposal, the Company would then implement bylaws enabling the proxy access framework contemplated by such Company Proposal.

Basis for Exclusion

Given that the proxy access framework contemplated by the Company Proposal directly conflicts with the frameworks espoused by both the Comptroller Proposal and the McRitchie-Young Proposal, we respectfully request that the Staff concur with our view that the Comptroller Proposal and the McRitchie-Young Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

Analysis

Both of the Shareholder Proposals May Be Excluded Under Rule 14a-8(i)(9) Because They Each Directly Conflict with a Proposal to Be Submitted by the Company in the Proxy Materials.

---

ond, it included the ambiguous proposal that "[p]reference would be shown to groups holding the greatest number of the Company's shares for at least three years"; and third, it included a different supporting statement.

[2] For this reason, the Company could also have excluded the duplicative McRitchie-Young Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(11) if it and the Comptroller Proposal were not already excludable under Rule 14a-8(i)(9). Rule 14a-8(i)(11) provides that a company may omit a shareholder proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has clarified that the purpose of Rule 14a-8(i)(11) is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals" by "proponents acting independently of each other." *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The rationale for this exclusion is simple: to avoid confusion and incomprehensible results. The Staff has consistently found that a shareholder proposal could be excluded under Rule 14a-8(i)(9) where the submission of both proposals would "present alternative and conflicting decisions" that could confuse shareholders and would create "inconsistent and ambiguous results" if both proposals were approved. *See, e.g., United Continental Holdings, Inc.* (Feb. 14, 2013). Further, the Commission has stated that, for purposes of the rule, the shareholder proposal and the company proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

In the Company's case, each of the Comptroller Proposal and the McRitchie-Young Proposal requests that the Company take the steps necessary to amend its bylaws and present for shareholder approval bylaw amendments that would enable shareholders (or groups of shareholders) that have continuously held at least 3% of the Company's outstanding common stock for three years to nominate directors using the Company's proxy materials. Each of the Shareholder Proposals envisions that shareholders may nominate candidates for up to 25% of the Board. As noted, the Company Proposal would provide proxy access to a shareholder or group of shareholders that has continuously owned at least 5% of the Company's outstanding common stock for four years. The Company Proposal entitles shareholders to nominate up to 15% of the Board (rounded down). Thus, each of the Comptroller Proposal and the McRitchie-Young Proposal directly conflicts with the Company Proposal because: (i) the required minimum share ownership percentage directly conflicts; (ii) the required minimum holding period directly conflicts; and (iii) the maximum number of directors that can be nominated using proxy access directly conflicts. As each of these parameters cannot be set at different levels, the Comptroller Proposal and the McRitchie-Young Proposal each directly conflict with the Company Proposal.

Recently, in *Whole Foods Market, Inc.* (Dec. 1, 2014) ("*Whole Foods*"), the Staff concurred that a company could exclude a shareholder proposal that sought proxy access for shareholder director nominations on the basis of Rule 14a-8(i)(9), where the shareholder proposal sought "to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (*e.g.*, the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal)." Whole Foods sought to omit from its proxy materials a shareholder proposal that was very similar to the Shareholder Proposals.[3] In that case, the shareholder proposal provided that any shareholder or group of shareholders that had held at least 3% of Whole Foods' outstanding common stock for three years could be permitted to nominate candidates for up to 20% of the board using the company's proxy materials. Whole Foods' competing proxy access proposal to be submitted by the company contemplated permitting proxy access only for individual shareholders (but not for groups of shareholders) that had owned at least 9% of the company's outstanding common stock for at least five years; such shareholders could nominate the greater of (a) one director

[3] As in this case, *Whole Foods* involved a shareholder proxy access proposal submitted by McRitchie. McRitchie's proposal in *Whole Foods* was similar in form and in substance to the initial proposal that he submitted to the Company in this matter (dated as of November 14, 2014).

or (b) 10% of the Board, rounding down to the nearest whole number of board seats. Notwithstanding Whole Foods' proxy access framework being less permissive than the shareholder's, the Staff found that the different and conflicting parameters in the shareholder- and company-sponsored proposals would present alternative and conflicting decisions for shareholders, and confirmed that Rule 14a-8(i)(9) allowed Whole Foods to omit the shareholder proposal from its proxy materials.

The *Whole Foods* decision follows from a consistent line of no-action decisions by the Staff in analogous contexts. The Staff has permitted exclusion, for instance, where a shareholder-sponsored special meeting proposal features a key parameter (such as an ownership threshold) that differs from that in a company-sponsored special meeting proposal. *See, e.g.*, *Deere & Company* (October 31, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 20% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *United Natural Foods, Inc.* (Sept. 10, 2014) ("*United Natural Foods*") (concurring with the exclusion of a shareholder proposal requesting that holders of 15% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *see also Stericycle, Inc.* (Mar. 7, 2014) (same); *Yahoo! Inc.* (Mar. 6, 2014) (same); *Verisign, Inc.* (Feb. 24, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 15% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 35% ownership threshold); *Quest Diagnostics Incorporated* (Feb. 19, 2014) (concurring with the exclusion of a shareholder proposal requesting that holders of 15% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *Kansas City Southern* (Jan. 22, 2014) (same); *The Walt Disney Company* (Nov. 6, 2013) (concurring with the exclusion of a shareholder proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold); *eBay Inc.* (Jan. 13, 2012) (concurring with the exclusion of a shareholder proposal requesting that holders of 10% of the company's outstanding stock be given the ability to call a special meeting because it conflicted with a company proposal that contemplated a 25% ownership threshold). In each of these instances, the Staff found that differences in key parameters (such as ownership percentages) placed the shareholder proposal in direct conflict with the company proposal under Rule 14a-8(i)(9) and rendered it, accordingly, excludable.

The relevant facts in the present matter are virtually the same as those in *Whole Foods* and analogous to those in the precedent no-action letters granting exclusion requests in the case of conflicts between company-sponsored and shareholder-sponsored proposals. Here, the Comptroller Proposal, the McRitchie-Young Proposal, and the Company Proposal aim to address the same right — shareholder proxy access for shareholder director nominations. However, as in *Whole Foods* and other precedents, the Shareholder Proposals and the Company Proposal conflict. First, they envision different share ownership percentages: the Shareholder Proposals provide for 3% ownership in the Company's outstanding common stock, while the Company Proposal calls for a 5% ownership threshold. Further, the Shareholder Proposals and the Company Proposal also differ with respect to holding period: the Shareholder Proposals require nominating shareholders to have held their shares for three years, compared with the Company Proposal's requirement of four years. The

Shareholder Proposals and the Company Proposal also part ways on the number of directors that shareholders may nominate through proxy access: the Shareholder Proposals envision that shareholders may propose candidates for up to 25% of the Board, while the Company Proposal provides for up to 15%, rounded down to the nearest whole number (but at least one). In *Whole Foods*, the Staff found that such a combination of different ownership percentages, holding periods, and number of permitted shareholder nominees put the shareholder-sponsored proxy access proposal in direct conflict with the company-sponsored proposal for the purposes of Rule 14a-8(i)(9). The same applies here. Therefore, the Company believes that being required to submit either the Comptroller Proposal or the McRitchie-Young Proposal along with the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders and likely result in inconsistent and ambiguous results.

For the foregoing reasons, the Company requests that the Staff concur that the Comptroller Proposal and the McRitchie-Young Proposal may each be properly excluded from the Proxy Materials, as each directly conflicts with a proposal to be submitted by the Company for the same meeting under Rule 14a-8(i)(9).

Conclusion

We respectfully request the Staff to concur that it will take no action if the Company excludes both the Comptroller Proposal and the McRitchie-Young Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that each of them directly conflicts with the Company Proposal.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. The Staff can contact the undersigned at (212) 403-1333 or at tsnorwitz@wlrk.com or Sabastian V. Niles at (212) 403-1366 or at svniles@wlrk.com.

We appreciate your attention to this request.

Best regards,



Trevor S. Norwitz

Enclosures

cc: Michael Garland (Office of the New York City Comptroller)
James McRitchie and Myra Young
Michael R. Jacobson (eBay Inc.)
Sabastian V. Niles (Wachtell, Lipton, Rosen & Katz)

Exhibit A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 20, 2014

Mr. Michael R. Jacobson
Secretary
eBay, Inc.
2065 Hamilton Avenue,
San Jose, CA 95125

Dear Mr. Jacobson:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of eBay, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of eBay Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: eBay Inc. **Cusip #: 278642103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 910,235 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President





BNY MELLON

October 20, 2014

To Whom It May Concern

Re: eBay Inc. **Cusip #: 278642103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,225,812 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: eBay Inc. **Cusip #: 278642103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 350,430 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: eBay Inc. **Cusip #: 278642103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 156,176 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: eBay Inc. **Cusip #: 278642103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 30,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy MA 02169
Telephone (617) 784 6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: eBAY INC

Cusip: 278642103

Shares: 752,901

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6978
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: eBAY INC

Cusip: 278642103

Shares: 230,251

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784 [illegible]
Facsimile (617) 786 [illegible]

dfarrell@statestreet.com

October 20, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: eBAY INC

Cusip: 278642103

Shares: 1,067,574

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784 5378
Facsimile (617) 786 2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: eBAY INC

Cusip: 278642103

Shares: 62,676

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169

Telephone (617) 784 6278
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: eBAY INC

Cusip: 278642103

Shares: 80,731

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

From: James McRitchie <jm@corpgov.net>
Date: November 20, 2014 at 11:30:07 AM EST
To: "Miller, Amanda" <REDACTED>
Subject: Revised Proxy Access Proposal

Dear Ms. Miller:

Please find attached Revised Proxy Access Proposal. This should be substituted for the proposal submitted on November 14th. I would appreciate acknowledgement via email. Thanks.

James McRitchie, Publisher
Corporate Governance
http://www.corpgov.net

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

*** FISMA & OMB Memorandum M-07-16 ***

November 14, 2014

Mr. Michael R. Jacobson
Corporate Secretary
eBay Inc. (EBAY)
2065 Hamilton Ave
San Jose CA 95125
Phone: 408 376-7400
Fax: 408-376-6200
Fax: 408-516-8811

Revised Nov. 20, 2014

J. McRitchie
Myra K. Young

Dear Secretary:

We are pleased to be shareholders in eBay Inc (EBAY) and appreciate the company's leadership as an online transaction space and for facilitating payments. However, we also believe EBAY has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting the attached shareholder proposal on proxy access for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold at least the required amount of stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of our proposal promptly by email to jm (at) corpgov.net.

Sincerely,



November 14, 2014

James McRitchie — Date



November 14, 2014

Myra K. Young — Date

cc: Brian Yamasaki <byamasaki@ebay.com>
Senior Corporate Counsel, Senior Director
PH: 408-376-8770
FX: 408-376-7517
Amanda Christine Miller <amandacmiller@ebay.com>

[eBay – Rule 14a-8 Proposal, Revised November 20, 2014]
Proposal X* - Proxy Access for Shareholders

RESOLVED: Shareholders of eBay Inc (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement

- Long-term owners of eBay should have a meaningful voice in nominating and electing directors to ensure board accountability.
- eBay's share price has substantially underperformed the NASDAQ during the latest one, two and ten year time-periods.
- Rather than *independent* directors, we need directors who are *dependent* on, and accountable to, the *shareholders* electing them.
- CFA Institute's *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) found proxy access:
  - Has the potential to enhance board performance and raise overall US market capitalization by up to $140.3 billion

- Would “benefit both the markets and corporate boardrooms, with little cost or disruption.”

Similar shareholder proposals averaged 55% support from 2012 through September 2014.

Vote to enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 ***
sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email to jm at corpgov.net

From: James McRitchie [mailto:jm@corpgov.net]
Sent: Friday, November 14, 2014 1:48 PM
To: Yamasaki, Brian; Miller, Amanda
Subject: Shareholder Proposal for Proxy Access

Please see and distribute attached cover letter and proxy proposal addressed to Mr. Michael R. Jacobson, Corporate Secretary and others at EBAY as appropriate. I would appreciate your careful consideration of our proposal and acknowledgement of receipt via email. Thanks,

James McRitchie, Publisher
Corporate Governance
http://www.corpgov.net

*** FISMA & OMB Memorandum M-07-16 ***

November 14, 2014

Mr. Michael R. Jacobson
Corporate Secretary
eBay Inc. (EBAY)
2065 Hamilton Ave
San Jose CA 95125
Phone: 408 376-7400
Fax: 408-376-6200
Fax: 408-516-8811

Dear Secretary:

We are pleased to be shareholders in eBay Inc (EBAY) and appreciate the company's leadership as an online transaction space and for facilitating payments. However, we also believe EBAY has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting the attached shareholder proposal on proxy access for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold at least the required amount of stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of our proposal promptly by email to jm (at) corpgov.net.

Sincerely,



November 14, 2014

James McRitchie — Date



November 14, 2014

Myra K. Young — Date

cc: Brian Yamasaki <byamasaki@ebay.com>
Senior Corporate Counsel, Senior Director
PH: 408-376-8770
FX: 408-376-7517
Amanda Christine Miller <amandacmiller@ebay.com>

Proposal X* - Proxy Access for Shareholders

Resolution

Shareholders ask the eBay Inc (EBAY) board, to the fullest extent permitted by law, to amend our governing documents to allow shareholders to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of any party of one or more shareholders that have collectively held, continuously for three years, at least three percent of the Company's securities eligible to vote for the election of directors.

2. Board members and officers of the Company may not be members of any such nominating party of shareholders.

3. Parties nominating under these provisions may collectively make nominations numbering up to 25% of the Company's board of directors.

4. Preference will be shown to groups holding the greatest number of the Company's shares for at least three years.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Supporting Statement

- The right of shareholders to nominate board candidates is fundamental to good corporate governance and board accountability.
- Long-term owners of the Company should have a meaningful voice in nominating and electing directors.
- This proposal adopts popular 3% and 3-year eligibility thresholds.
- Limiting shareholder-nominated candidates to 25% means control remains with board nominees.
- Our Company's share price has substantially underperformed the NASDAQ during the latest one, two and ten year time-periods.
- Rather than *independent* directors, we need directors who are *dependent* on, and accountable to, the *shareholders* who elect them.
- CFA Institute's *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (download at http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) found:
  - "proxy access has the potential to enhance board performance and raise overall US market capitalization by between $3.5 billion and $140.3 billion"

- “none of the event studies indicate that proxy access reform will hinder board performance.”
- “proxy access would serve as a useful tool for shareowners in the United States and would ultimately benefit both the markets and corporate boardrooms.”

The Council of Institutional Investors, whose members have $3 trillion invested, maintains the following policy:

> Access to the Proxy: Companies should provide access to management proxy materials for a long-term investor or group of long-term investors owning in aggregate at least three percent of a company's voting stock, to nominate less than a majority of the directors. Eligible investors must have owned the stock for at least two years. Company proxy materials and related mailings should provide equal space and equal treatment of nominations by qualifying investors.

Vote to enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 ***
sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email to jm at corpgov.net